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                             May 20, 2024

       Armin Afzalipour
       Co-President
       MCI Income Fund VII, LLC
       2101 Cedar Springs, Suite 700
       Dallas, Texas 75201

                                                        Re: MCI Income Fund
VII, LLC
                                                            Amendment No. 9 to
Offering Statement on Form 1-A
                                                            Filed April 23,
2024
                                                            File No. 024-12073

       Dear Armin Afzalipour:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 9 to Offering Statement on Form 1-A filed April 23, 2024

       Track Record of Our Sponsor, page 64

   1. We note references to September 30, 2022, throughout this section of the offering circular.
                                                        Please revise to update
your disclosure to a more recent practicable date.
       Independent Auditors, page 70

   2. Please amend to update the information herein to reflect the updated audited financial statements as of and
for the fiscal year ended December 31, 2023 for both MCI Income
                                                        Fund VII, LLC and MCI
Development 1, LLC. Additionally, amend your offering
                                                        circular to provide an
updated auditor's consent regarding the updated audited financial statements of MCI
Development 1, LLC and related independent auditor's report.
       MCI Development 1, LLC Financial Statements, page F-10

   3. Please amend to provide updated audited financial statements of MCI Development 1,
 Armin Afzalipour
MCI Income Fund VII, LLC
May 20, 2024
Page 2
      LLC as of and for the fiscal year ended December 31, 2023.
       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact
Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                         Sincerely,
FirstName LastNameArmin Afzalipour
                                                         Division of
Corporation Finance
Comapany NameMCI Income Fund VII, LLC
                                                         Office of Real Estate
& Construction
May 20, 2024 Page 2
cc:       Charles R. McCarthy
FirstName LastName